January 13, 2012

Mr. Terence O’Brien

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Comment letter dated December 22, 2011 regarding Janus Capital Group Inc.’s Form 10-K for the fiscal year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A filed on March 16, 2011, and Form 10-Q for the period ended September 30, 2011.

VIA EDGAR

Dear Mr. O’Brien:

I am writing in response to your letter dated December 22, 2011, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the following filings of Janus Capital Group Inc. (“Janus” or “JCG”), Commission File No. 001-15253:

•                  Annual Report on Form 10-K for the fiscal year ended December 31, 2010,

•                  Definitive Proxy Statement on Schedule 14A filed on March 16, 2011, and

•                  Quarterly Report on Form 10-Q for the period ended September 30, 2011.

For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

Janus acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings.  In addition, Janus acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis, page 15

Results of Operations, page 20

1.              You disclose that as approved by mutual fund shareholders in 2010, additional mutual funds representing $43.2 billion, or approximately 25% of assets under management at December 31, 2010, will become subject to performance fees over the next 12 months, with the first fee adjustment for the impacted funds calculated in the second quarter 2011.  However, from the disclosure in the subsequent Forms 10-Q, such fee adjustment has not appeared to have occurred.  In the discussion of results of operations on page 21 of the September 30, 2011 Form 10-Q, the disclosed amount of mutual fund assets subject to performance fees increased to only $32.9 billion from $29.5 billion at December 31.  However, the amount to become subject to performance fees over the remainder of the year decreased from $43.2 billion to $20.4 billion respectively.  Please clarify.  If the anticipated fee adjustments have not yet occurred, please explain to us why not and address the situation in future filings, beginning with the  December 31, 2011 Form 10-K.  If the fee adjustments have occurred, tell us exactly when and the impact to your results of operations.

Response:  Assets subject to performance fees increased during the first three quarters due to the activation of performance fees on certain funds. However, these increases were largely offset by negative market impacts and net outflows.

Assets to become subject to performance fees decreased significantly due to the compounding factors of: (1) assets leaving this category as they became subject to performance fees during the first three quarters of the year, (2) negative market impacts, and (3) net outflows.

Please refer to the following table for a summary of changes in mutual fund assets under management (“AUM”) subject to performance fees (in billions):

	AUM subject to performance fees	AUM to become subject to performance fees
December 31, 2010	$29.5	$43.2
AUM newly subject to performance fees (1)	11.7	(11.7)
Market	(5.8)	(6.6)
Net outflows	(2.5)	(4.5)
September 30, 2011	$32.9	$20.4

(1) Value is as of December 31, 2010

The referenced performance fee adjustments have occurred.  Existing assets that became subject to performance fees in the second quarter of 2011 contributed negative performance fee revenue of $1.1 million in that same quarter.  Assets that became newly subject to performance fees in the third quarter of 2011 contributed negative performance fee revenue of $0.3 million in that same quarter.  There were no assets that became subject to performance fees in the first quarter of 2011.  Assets that became subject to performance fees during the second and third quarters of the year contributed negative performance fees of $4.8 million during those three quarters (second quarter “new assets” incurred $3.4 million in negative performance fees in the third quarter).

2.              You disclose on page 21 that the decrease in general, administrative and occupancy expense was partially offset by $7.1 million of client reimbursements related to two significant fund administrative errors, net of insurance recoveries.  However the disclosure on page 21 of the September 30, 2011 Form 10-Q appears to suggest that general, administrative and occupancy expense decreased primarily due to these errors, but for a different amount of $13.6 million.  Please reconcile these apparent contradictory statements, and reconcile these disclosed amounts. Please tell us and revise future filings to discuss the facts and circumstances regarding these fund administrative errors and to quantify the insurance recoveries.

Response:  During the third quarter 2010, we identified two fund administrative errors amounting to $13.6 million and recognized a charge within general, administrative and occupancy expense.  The errors were unrelated and involved delayed security trades in client portfolios.  The securities underlying both trades appreciated in value between the time that the trades should have occurred and the time that the trades were executed.  The $13.6 million incurred in the third quarter 2010 represents the amount necessary to make clients whole by paying the increased costs of trades due to appreciation in value of the applicable securities.

On the date of filing the September 30, 2010 Form 10-Q, potential insurance recoveries related to these errors were unknown, both in dollar amount and in the timing of receipt of any such recoveries.  As such, no offsetting amounts were booked during the third quarter 2010.  Our disclosure in the September 30, 2010 Form 10-Q indicated, “JCG may be able to recover a portion of the cost of these errors through insurance recoveries in future periods.”

During the fourth quarter 2010, we received insurance recoveries relating to the fund administrative errors totaling $6.5 million, resulting in a full year net impact of $7.1 million.

Our disclosure in the September 30, 2011 Form 10-Q indicated a decrease in expense of $13.6 million when comparing the third quarter 2011 to the third quarter 2010, as no insurance recoveries had been made until the fourth quarter 2010.  We will update our disclosure in future filings to incorporate the above information.

Statement of Cash Flows, page 39

3.              It appears that each of the line items within the investing section “purchasing of investment securities” and “proceeds from sales and maturities of investment securities” is an aggregate of all three categories of investments, that is, available-for-sale, trading, and held-to-maturity. If so, please tell us your consideration of ASC 320-10-45-11, which indicates that such cash inflows and outflows should be reported gross for each security classification.

Response:  We acknowledge the requirements of ASC 320-10-45-11 and have included material information in footnote 5 to the financial statements on pages 46 through 48 of our 2010 Form 10-K.  Our investing activity is largely driven by the seeding of new investment products and economically hedging mutual fund share awards as disclosed on page 47 of our 2010 Form 10-K.  Initially, all seed investments are classified as trading and all mutual fund share awards are classified as trading throughout the life of the investment.  Accordingly, securities purchases generally represent trading securities.  Material exceptions are separately disclosed. For example, purchases of investment securities for 2010 also include the purchase of $93.1 million of held-to-maturity securities which is separately disclosed on page 48 of our 2010 Form 10-K.

Proceeds from sales and maturities of investments include redemptions of trading and available-for-sale securities as well as maturities of trading and available-for-sale securities.  Proceeds from the redemption of trading and available-for-sale securities are separately disclosed on page 47 of our 2010 Form 10-K.  Proceeds from maturities of available-for-sale securities totaled $10.6 million and are disclosed on page 51 of our 2010 Form 10-K.  Proceeds from maturities of trading securities totaled $16.1 million and are not separately disclosed.

In light of the Staff’s comments, we will include a table within the investment securities footnote in future filings that disaggregates cash inflows and outflows by investment security classification as follows (in millions):

	For the Nine Months Ended		For the Year Ended
	September 30, 2011		December 31, 2010
	Purchases	Sales/ Maturities	Purchases	Sales/ Maturities
Trading	$(158.0)	$86.4	$(126.2)	$63.5
Available-for-sale	(0.2)	39.3	(0.1)	17.7
Held-to-maturity	—	92.3	(92.7)	—
	$(158.2)	$218.0	$(219.0)	$81.2

Note 17-Litigation and Other Regulatory Matters, page 65

4.              For the market timing litigation and other contingencies, please disclose the amount or range of reasonably possible losses in addition to the amount accrued or that the amount cannot be estimated.  Alternatively, you can disclose that any amount in addition to the amount accrued is not material to the financial statements.  A statement that management believes it is probable the ultimate outcome will not have a material adverse effect does not meet the disclosure requirements of ASC 450-20-50.

Response:  We will modify our disclosure related to market timing litigation and other contingencies in future filings.  The modified paragraph will read substantially as follows:

JCG is periodically involved in various legal proceedings and other regulatory matters. At December 31, 2011, JCG has a litigation accrual of $1.5 million(1) for all pending litigation matters. Possible losses in addition to this amount cannot be currently estimated, and as such, no additional accruals have been made.  Although there can be no assurances, based on information currently available management believes that it is probable that the ultimate outcome of each of the actions described below and other matters that are pending or threatened will not have a material effect on JCG’s consolidated financial condition.

(1)    Amount subject to change, as the Company has not yet closed its accounting records for the year ended December 31, 2011.

Exhibit 10.4 - $125 million Amended Competitive Advance and Revolving Credit Facility Agreement

Exhibit 10.4.1 - $100 million 364-Day Competitive Advance and Revolving Credit Facility Agreement

5.              We note that you have not filed the schedules and exhibits to the credit agreements noted above.  We also note that Exhibit 10.4 is missing the signature page to the agreement. Please file complete copies of these two agreements, including all schedules and exhibits, with your next Exchange Act report.  In addition, in future filings and to the extent applicable, please reflect that Exhibit 10.4 is incorporated by reference from Exhibit 10.2 and not Exhibit 10.1 to the Form 10-Q for the period ended 9/30/09.

Response:  We will file complete copies of the credit agreements noted above, including the omitted schedules, exhibits and signature page with our 2011 Form 10-K.  As a result of refiling the $125 million Amended Competitive Advance and

Revolving Credit Facility Agreement, the incorporation by reference noted above will not be applicable.

Definitive Proxy Statement on Schedule 14A filed on March 16, 2011

Compensation Discussion and Analysis, page 28

Compensation Comparisons to a Peer Group, page 33

6.              Based on your disclosures here, it appears that the process undertaken constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  As such, to the extent that any specific elements of compensation are tied to a benchmark, please discuss where your actual payments and awards fall with respect to the benchmark.  For example, we note that at the end of the first paragraph in your “Philosophy and Objectives of Executive Compensation” discussion on page 33 you state that your compensation programs “provide above-market compensation for strong levels of performance, but below-market compensation for weaker performance.”  For additional guidance, see Question 118.05 of the Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-K, which can be found on your website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  We do not believe we engage in benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K.  As disclosed in the Compensation Discussion and Analysis, pages 33 and 34, we review and consider a broad sampling of asset management companies and a more select peer group to determine the appropriateness and competitiveness of our compensation programs.  The compensation committee does not, however, benchmark specific elements of compensation or establish target percentiles in determining or justifying individual compensation decisions in comparison to our peer group.  We will make this relationship between our compensation practices and our use of market data clearer in our future proxy statement filings.

2010 Company and Individual Performance Measures and Resulting Compensation Awards, page 37

7.              To the extent that the compensation committee established quantifiable metrics with respect to the “certain financial and strategic objectives for 2010,” then please tell us supplementally what the metrics for each established target were with respect to each named executive officer, or alternatively, please provide us with the competitive harm analysis set forth in Instruction 4 to Item 402 of Regulation S-K.  Refer to Item 402 (b)(2)(v) of Regulation S-K.

Response:  Although the compensation committee considered specific aspects of our financial and strategic results, the compensation committee did not establish a set of quantifiable metrics for our financial and strategic objectives for 2010 or with respect to each named executive officer other than the financial metrics disclosed on page 45 of our Compensation Discussion and Analysis relating to the variable compensation pool and our Chief Executive Officer’s (“CEO”) 2010 long-term incentive awards.  Please see the table below for additional detail on the specific aspects of our strategic and financial objectives that the compensation committee considered.  This table expands on the table contained on page 38 of our Compensation Discussion and Analysis.

The compensation committee believes that no single set of formulae or objective measures can fully or adequately take into account the full range of considerations in assessing individual performances or setting compensation. Instead, once it has been established that the performance targets necessary to fund our variable compensation pool have been met (page 45 of our Compensation Discussion and Analysis), the compensation committee reviews and considers annual recommendations by the CEO for annual variable cash compensation awards and long-term incentive grants based upon data chosen by the CEO, which may include competitive pay data gleaned from public company filings, research performed by a compensation consultant, and the CEO’s evaluation of each executive’s individual performance. The compensation committee processes all of this information together with its own evaluation of each executive officer’s unique capabilities and their past and expected contribution toward our performance objectives as well as overall company performance (focusing on the specific strategic and financial results set forth in the table below), then determines each executive officer’s annual variable cash award and long-term incentive award.  We will clarify the above process in future disclosures.

Category	2010 Performance Objectives	Performance Results

Superior Long-term Relative Investment Performance

•  Deliver above median performance on a relative and risk-adjusted basis for all strategies (1-, 3-, 5-year periods)

•  Maintain risk management practices that protect clients and firm from over-exposure to downside risk

•  Improve INTECH relative investment performance versus benchmark

•  Sustain Perkins investment performance

•  33 percent, 64 percent and 92 percent of complex-wide mutual fund assets are in the top 2 Lipper quartiles on a 1-, 3- and 5-year total return basis, respectively

•  34 percent, 62 percent and 92 percent of fundamental equity mutual fund assets outperformed the majority of Lipper peers on a 1-, 3- and 5-year basis, respectively(1).

•  26 percent, 100 percent and 100 percent of fixed income mutual fund assets outperformed the majority of Lipper peers on a 1-, 3- and 5-year basis, respectively.

•  75 percent, 38 percent and 36 percent of mathematical equity strategies were beating their respective benchmarks on a 1-, 3- and 5-year basis, respectively.

(1)  Reflects performance as of December 31, 2010.

Category	2010 Performance Objectives	Performance Results

Positive Total Company Long-term Net Flows	• Positive (more than $0) long-term net flows of Janus equities, Janus fixed income, INTECH and Perkins • Stem outflows for INTECH while expanding non-US business

•  Total company 2010 long-term net flows of $(10.8) billion:

•  Fundamental equity 2010 long-term net flows of $(4.3) billion reflect three large mandate losses.

•  Mathematical equity 2010 net flows of $(10.5) billion reflect performance and continued secular headwinds in the mathematical/quantitative markets.

•  Fixed income 2010 net flows of $4.0 billion reflect strong investment performance and investors’ continued preference for fixed income strategies.

Manage Fixed & Discretionary Expenses and Strengthen the Balance Sheet

•  Profit growth from the prior year

•  Develop long-term business plans with measurable metrics and a roadmap for the future

•  Achieve sustained improvement in margin to 30% range

•  Continue improvement of capital structure, resulting in S&P upgrade

•  Improve efficiency and effectiveness of technology infrastructure

•  Operating income (profits) increased 57 percent compared to 2009 (excluding 2009’s goodwill and intangible impairments of $856.7 million).

•  Operating margins were in excess of 30 percent in fourth quarter 2010.

•  We effectively retired $92 million of the 2011 Senior Notes and $121 million of the 2012 Senior Notes, and replaced existing secured credit facility with a new unsecured $100 million, 364-day credit facility.

Expand Fixed Income Business	• Build out fixed income team and enhance Janus’ investment and trading specializations • Develop new products and distribution commitments

•  We achieved $4.0 billion of net flows in 2010 and a 49 percent increase in assets under management from the end of 2009.

•  We successfully positioned our active, fundamental capabilities against established, macro-driven players.

•  We increased team capabilities with seven new hires and the relocation of an analyst to the UK to support the global build-out.

Strategically Expand Global Business	• Build out global team • Launch one or more products that are client-needs based

• We launched Global High Yield, Global Investment Grade, Global Bond and Emerging Market strategies.

• We hired Augustus Cheh as President of Janus Capital International and Hiroshi Yoh as portfolio manager of Asian equity products and CEO of Janus Capital Singapore Pte. Limited.

Category	2010 Performance Objectives	Performance Results

Increase Institutional Acceptance of Fundamental Equity and Fixed Income Products	• Gain alignment with certain Janus products • Solidify broader institutional messaging and product platforms

•  We rolled out a new Institutional distribution support framework and client servicing platform.

•  We rolled out new thought leadership initiatives.

•  We achieved $1.1 billion of fixed income net flows.

•  We increased consultant “buy” recommendations on fixed income and select fundamental equity strategies.

8.              In addition, please tell us how the compensation committee determined the size of the cash award for each named executive officer.

Response:  Please refer to our response to question 7 above, and also to the disclosure on pages 39 through 42 of the Compensation Discussion and Analysis section of our 2011 proxy statement, where we describe in detail the compensation committee’s evaluation of each named executive officer’s performance based on the Chief Executive Officer’s assessment of the contribution of each officer to the achievement of company-wide performance factors over the past year (described in our response to question 7 above).  Based on this evaluation, the compensation committee determined the overall size of each executive’s variable compensation award.  The variable compensation award is comprised of both a cash award and a long-term incentive award, as described on page 37 of our Compensation Discussion and Analysis.  The cash portion of the variable compensation award for each of our named executive officers is set forth on pages 42 and 43 of our Compensation Discussion and Analysis.

Ownership Guidelines, Clawback and LTI Administration, page 43

LTI Grant Procedures, page 43

9.              Please provide us some insight into the compensation committee’s decision making process in determining the dollar amount of the 2010 LTI compensation.  With a view towards future disclosure, please also explain the circumstances under which Mr. Frost was awarded the special $1 million mutual fund award in April of 2010.  We note your disclosure in Footnote (2) on page 50.

Response:  Please refer to our response to question 8 above. The long-term incentive portion of the variable compensation award for each of our named executive officers is set forth on pages 42 and 43 of our Compensation Discussion and Analysis.  With respect to Mr. Gregory Frost’s special $1 million mutual fund award, please refer to page 52 of our 2011 proxy statement which reads as follows:  “In recognition of his contributions in overseeing the Information Technology and Corporate Services departments for all of 2009 and for most of 2010, Mr. Frost also was awarded a special $1 million mutual fund unit award in April 2010.  This special award has a four-year, performance-based vesting schedule commencing on February 1, 2011.”  In future disclosure, we will clarify the rationale for special grants in both the “Compensation Discussion and Analysis” and the “Employment Arrangements” sections.

Form 10-Q for the period ended September 30, 2011

Note 5 — Goodwill and Intangible Assets, page 9

10.       You disclose on page 10 that due to declines in your stock price and overall market conditions during the third quarter 2011, you undertook a review for potential impairment of goodwill and unamortized intangible assets and concluded that no impairment exists at September 30, 2011.  If your reporting unit has a fair value that is not substantially in excess of carrying value, please quantify for us and include in future filings the percentage by which fair value exceeded the carrying value as of the date of the most recent test.  For each major group of indefinite-lived intangible assets, provide similar disclosure that quantifies the fair value.  Please expand your discussion of critical accounting policies in future filings to provide specifics in your discussion of the degree of uncertainty associated with key assumptions (e.g. the valuation model assumes recovery from a business downturn within a defined period of time).

Response:  Subsequent to the filing of our third quarter Form 10-Q, we performed our annual impairment tests of goodwill and indefinite-lived intangible assets.  In conjunction with the annual goodwill impairment test, the estimated fair value of our reporting unit substantially exceeded carrying value.

We have two indefinite-lived intangible assets: mutual fund advisory contracts and brand name and trademark.  The estimated fair value of the mutual fund advisory contracts determined in conjunction with the annual impairment test substantially exceeded carrying value.  However, our estimated fair value of the brand name and trademark did not substantially exceed carrying value.  The result of our annual impairment test for the brand name and trademark is as follows (in millions):

	Estimated fair value	Book value	$ Difference	% Difference

Brand name and trademark	$293.0	$270.5	$22.5	8.3%

In future filings, we will include the percentage by which fair value exceeds carrying value as of the most recent test for both goodwill and each of our two indefinite-lived intangible asset balances if such estimated fair values do not substantially exceed the applicable carrying value.  We will also expand our discussion of critical accounting policies to provide specifics of the degree of uncertainty associated with key assumptions.

Management’s Discussion and Analysis, page 16

Liquidity and Capital Resources, page 23

11.       We note your disclosure that sales and maturities of investments include proceeds of $32.6 million from the disposal of structured investment vehicle securities in the first quarter 2011.  On page 48 of the Form 10-K you state that during the fourth quarter 2010, you sold the SIV securities for $32.6 million, resulting in a gain of $5.8 million.  Please clarify exactly when the SIV securities were sold.  If in the fourth quarter 2010 alone, please tell us and revise future filings as appropriate to discuss the makeup of sales and maturities of investments for each of the first, second, and third quarters of 2011.

Response:  We record purchases and sales of investment securities on a trade date basis.  The structured investment vehicle securities held by us were traded on December 1, 2010 and settled on February 23, 2011.  Accordingly, the sale was recognized on the trade date of December 1, 2010 and the majority of the cash flow associated with the trade was recognized at settlement on February 23, 2011.  Subsequent to the trade on December 1 and prior to year end 2010, we received a $1.0 million distribution from the structured investment vehicle, reducing the proceeds to be received at settlement.  The prolonged settlement of the above referenced securities was included in the terms of trade and consistent with stressed non-publicly traded securities.  To the extent that we engage in material securities transactions with prolonged settlements in the future, we will improve our disclosure to make clear when a security trades and when it is expected to settle.

Sales and maturities of investment securities by classification for the first three quarters of 2011 are as follows (in millions):

	First Quarter	Second Quarter	Third Quarter
	Sales/ Maturities	Sales/ Maturities	Sales/ Maturities
Trading:
Seed capital	$—	$17.7	$16.8
Mutual fund share awards	34.2	2.8	14.9
Available-for-sale:
Seed capital	—	2.4	5.3
Structured investment vehicle	31.6	—	—
Held-to-maturity	—	—	92.3
	$65.8	$22.9	$129.3

*              *              *

Please contact Brennan Hughes at 303-336-7440 or me at 303-336-7555 with any further questions or comments.

Sincerely,

/s/ Bruce L. Koepfgen

Bruce L. Koepfgen
Executive Vice President and Chief Financial Officer